Inter Parfums, Inc.
551 Fifth Avenue
New York, NY 10176

July 31, 2007

United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010
Att.: Ms. Lisa Haynes, Staff Accountant,
Division of Corporate Finance

Re:	Form 10-K for the fiscal year ended December 31, 2006 Form 10-Q for the quarter ended March 31, 2007 File No. 0-16469

Ladies and Gentlemen:

This letter is written in response to the letter dated July 10, 2007 of Mr. Rufus Decker, Accounting Branch Chief. We have reproduced the comments from such letter, and our responses follow each of such comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

1. We confirm that we will make the additional disclosures discussed in this letter in future filings on Annual Reports on Form 10-K, as well as Quarterly Reports on Form 10-Q if applicable.

Consolidated Financial Statements

Note 1(g) - Inventories, page F8

2.
We note your response to comment 7 from our letter dated June 4, 2007. However, since other companies in your industry group may choose to include shipping and handling costs within cost of sales, it is possible that your gross profit and gross margin may not be comparable to other companies in your industry. Therefore, as previously requested, please review your MD&A in future filings to disclose the ways in which non-comparability could exist.

2. In future filings, our Management’s Discussion and Analysis will contain substantially the following text:

“Shipping and handling costs are included in Selling, general and administrative expense and, as such, our company’s gross profit may not be comparable to other companies which may include these expenses as a component of Cost of goods sold.”

Note 2 - Material Definitive Agreements, page F12

3.
We note your response to comment 8 from our letter dated June 4, 2007. Your disclosures on page F12 indicate that your agreement with Gap involves the development, production, manufacture and distribution of products for Gap and Banana Republic brand names to be sold in their stores. Please tell us how you determined that the amortization of the warrants issued to Gap should be recorded in selling, general and administrative expenses instead of as a reduction of revenues. See paragraphs 9 and 10 of EITF 01-9 as well as Exhibit 01-9B.

3. We do not believe that ETIF 01-9 is applicable under these circumstances. Our agreement with Gap was a new arrangement with a new customer. Furthermore, we were not selling our existing products into their stores, rather we were developing new products specifically for them, for sale in their stores. Our agreement with Gap is more similar to our licenses with other companies, and we determined that the issuance of the warrants to Gap was consideration similar to payments made by us as a licensee to some of our other licensors as an inducement to allow us the rights to produce product under their trademarks. The amortization of these payments is similar to additional royalty payments which we record in selling, general and administrative expense consistent with industry practice. In addition, we were aware that due to the normal developmental time for new products, we would not record any sales of Gap or Banana Republic brand product for at least one year or until such time period that development had been completed.

Finally, we believe the amount of the amortization (approximately $90,000 per calendar quarter, or $360,000 on an annual basis) is clearly immaterial (approximately 0.001%) in view of our net sales of $321 million for fiscal year ended December 31, 2006.

4.
Please revise future filings to disclose the carrying amount of the liability representing your obligations under your registration payment arrangements as of each period end. Alternatively, if you determined that no liability was necessary, please revise future filings to disclose this fact.

4. Our future filings will be revised to state in substantially the following form that we do not have any liability representing future obligations under our registration arrangements relating to the warrants issued to Gap.

5.
As previously requested in comment 10 from out letter dated June 4, 2007, please tell us what each of the intangible assets included in the table on page F13 represents. For example, please provide us with a detailed list of the license agreements included in the license line item which totaled $54.9 million at December 31, 2006. Your response should also tell us when each of these intangible assets were acquired, the period over which they are being amortized, and the line item to which amortization expenses is being recorded (e.g. cost of sales or selling, general, and administrative expenses), if applicable.

5. Please see the table below:

Licenses	Date of Acquisition	Amortization Period	P & L Classification	Gross Value	Accumulated Amortization	Net Value
Burberry	July 2004	12.5 years	Selling	6,585,000	890,292	5,694,708
ST Dupont	July 1997	15 years	Selling	1,605,423	1,072,038	533,385
Lanvin	July 2004	15 years	Selling	21,664,650	3,596,727	18,067,923
Van Cleef & Arpels	January 2007	12 years	Selling	24,035,250	0	24,035,250
Christian Lacroix	1999	6 years	Selling	403,002	401,685	1,317
Nickel	April 2004	5 years	Selling	201,501	81,654	119,847
Quicksilver	March 2006	12 years	Selling	395,100	25,025	370,075

				54,889,926	6,067,421	48,822,505
Trademarks (Indefinite Lives)
Tristar	June 2003	N/A	N/A	3,190,199	0	3,190,199
Nickel	April 2004	N/A	N/A	1,957,062	0	1,957,062
Intimate	1995	N/A	N/A	1,435,143	521,105	914,038
Other	Various	N/A	N/A	416,817	225,875	190,942

				6,999,221	746,980	6,252,241
Trademarks (Finite Lives)
Nickel	April 2004		Selling	102,726	102,726	0

Other Rights (Finite Lives)
Tools & Molds	Various	3 - 5 Years	Cost of Sales	9,403,380	7,226,377	2,177,003
Gap Inc.	July 2005	4 Years	Selling	1,687,000	596,414	1,090,586

				11,090,380	7,822,791	3,267,589

				73,082,253	14,739,918	58,342,335

6.
We note your responses to comments 10 and 11 from our letter dated June 4, 2007. Please tell us the amount of minimum guarantee royalties you are required to pay Van Cleef & Arpels for each year of the license agreement. Please also tell us how you determined that the amortization of the upfront royalty payment should be recorded in selling, general and administrative expenses instead of cost of sales.

6. Please note that in response to second sentence in comment number 6, we have sought, and been granted confidential treatment, for the amounts of minimum guarantee royalties we are required to pay Van Cleef & Arpels for each year of the license agreement in connection with the filing of such license agreement. We will provide you supplementally with the information requested.

Paragraph 3.2 of the Van Cleef & Arpels license agreement provides for minimum annual royalty payments as follows:

MINIMUM GUARANTEED ROYALTIES

Contractual Year	Minimum Guaranteed Royalty
CY 1 Commencement Date to Dec 31 2007	[---------------]
CY 2 Jan 1 to Dec 31 2008	[---------------]
CY 3 Jan 1 to Dec 31 2009	[---------------]
CY 4 Jan 1 to Dec 31 2010	[---------------]
CY 5 Jan 1 to Dec 31 2011	[---------------]
CY 6 Jan 1 to Dec 31 2012	[---------------]
CY 7 Jan 1 to Dec 31 2013	[---------------]
CY 8 Jan 1 to Dec 31 2014	[---------------]
CY 9 Jan 1 to Dec 31 2015	[---------------]
CY 10 Jan 1 to Dec 31 2016	[---------------]
CY 11 Jan 1 to Dec 31 2017	[---------------]
CY 12 Jan 1 to Dec 31 2018	[---------------][1]

In response to the third sentence of comment number 6, we have determined that the upfront royalty payment should be recorded in selling, general and administrative expense instead of cost of sales, because this payment is a type of royalty, i.e., payment for the right to commercially exploit the trademark (as compared to a royalty based upon a percentage of net sales of products bearing the trademark), and in the fragrance and cosmetic industry, such payments are customarily included in selling, general and administrative expenses instead of cost of sales.

1  Confidential information omitted and filed separately with the SEC with a request for confidential treatment by Inter Parfums, Inc. No. 10.128:1.

7.
We note your response to comment 12 from our letter dated June 4, 2007. It appears that your advertising expenditure agreements with Burberry, Lanvin and possibly others represent purchase obligations as defined by Item 303 (a)(5)(ii)(D) of Regulation S-K. If your purchase obligations are subject to variable price provisions, then your contractual obligation table disclosures should provide estimates of the payments due and you should include footnotes to inform investors of the assumptions used to develop such estimates. To the extent that providing ranges of historical payments would be useful information to help investors evaluate the possible cash flow impact of these agreements, you may want to consider disclosing that information as well. Refer to Section III.D of SEC Release 33-81282/34-47264.

7. We will revise our contractual obligations table, to include our estimates of advertising commitments under our license agreements. The approximate amounts to be included in the table and explanatory footnotes will look substantially as follows:

“
2007	$ 103,100
2008	111,500
2009	118,000
2010	114,000
2011	112,000
2012	118,100
Thereafter	589,200

For purposes of disclosure in the above contractual obligations table, future advertising commitments were estimated based on planned future sales for the license terms that were in effect at December 31, 2006, without consideration for potential renewal periods. The figures included above do not reflect the fact that historically our distributors have shared our advertising obligations on an approximate 50/50 basis.”

If further information is required, please feel free to contact the undersigned.

Very truly yours, /s/ Russell Greenberg Russell Greenberg, Executive Vice President and Chief Financial Officer